FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.

(Translation of registrant’s name into English)

Gran Vía, 32

28013 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☑ Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐    No   ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐    No   ☑

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

COMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones, S.A. (PRISA) communicates the following relevant information, in the scope of the information filed on October 24th, 2011 (CNMV number 152.168), December 19th (CNMV number 155.188), and on December 28th and 29th (CNMV number 155.718 and 155.824, respectively), according to article 82 of the Stock Exchange Act (Ley del Mercado de Valores).

Exercise of Warrants and conversion of preferred shares

PRISA has proceeded to formalize the implementation of the capital increase coming from the exercise of 75,000,000 Warrants by OTNAS INVESTMENTS S.L. (OTNAS). OTNAS is a company indirectly participated by RUCANDIO, S.A. (RUCANDIO) -through TIMON, S.A. (TIMON), ASGARD INVERSIONES S.L.U. (ASGARD), PROMOTORA DE PUBLICACIONES, S.L. (PROPU) and the Shareholders Agreement of PRISA (registration No. 155.690 of December 23, 2011)- by BERGGRUEN ACQUISITION HOLDINGS and by Mr. Martin Franklin. OTNAS is controlled by RUCANDIO (registration No. 155.942 of December 30, 2011).

This exercise has been formalized in public deed and registered on January 3, 2012 in the Commercial Registry of Madrid, Volume 26,982, Folio 95, Section 8, Sheet M-7674, Entry 273. The total number of Warrants exercised has been 75,000,000, which has been leading to the signing of an equal number of Class A common shares of new issuance, at an exercise price of 2.00 Euros per share.

In addition, PRISA has proceeded to formalize in a public deed the exercise of the conversion rights of holders of a total of 1,603,412 Class B shares, corresponding to conversions performed in the month of November 2011, into an equal number of Class A shares in the terms established in the issuance agreement of Class B shares of November 27, 2010. This deed has been registered on December 29, 2011 in the Commercial Registry of Madrid, Volume 26,982, Folio 92, Section 8, Sheet M-7674, Entry 272.

After this capital increase, PRISA share capital amounts € 92,286,115.80, represented by: (a) 534,650,730 common shares Class A, par value € 0.10 each, numbered consecutively from 1 to 534,650,730; and (b) 388,210,428 convertible non-voting shares, Class B, par value € 0.10 each, numbered consecutively from 1 to 388,210,428.

Warrant holders are reminded that PRISA Warrants may be exercised for 30 monthly windows (to June 2014), at an exercise price of 2.00 in all Euros per share.

The admission to trading of the new ordinary shares, both all those coming from the exercise of Warrants and coming from the conversion, will be applied on the Stock Exchange of Madrid, Barcelona, Bilbao and Valencia through the Automated Quotation System (“Sistema de Interconexión Bursátil” -Mercado Continuo-).

Entry into force of the refinancing

With the exercise of the Warrants described above, along with other conditions fulfilled by the Company, automatically occurs the entry into force of agreements on debt restructuring of PRISA signed by the Company with all of its creditor banks on 26th December.

Madrid, January 3rd 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 6, 2012	PROMOTORA DE INFORMACIONES, S.A
(Registrant)
By: /s/ Iñigo Dago Elorza
Name: Iñigo Dago Elorza
Title: Chief Legal Officer and Secretary of the Board of Directors